Contact

www.linkedin.com/in/mont-handley-b66680b (LinkedIn)

Top Skills

Start-ups

Entrepreneurship

Technology Commercialization

Languages

German (Limited Working)

Certifications

Master Gardener

Train the Trainer: Helping Potential SBIR/STTR Applicants

Business Incubation Management Certificate

Train the Trainer: Helping First Time SBIR/STTR Awardees

Honors-Awards

Tibbetts Award

Successful Investment Pitch

2014 William M. Heenan, Jr. Recycling Markets Development Award

Idea Transformation Fellowship

SBIR Phase 1 Grant Recipient

Patents

MATERIALS SUITABLE AS SUBSTITUTES FOR PEAT MOSS AND PROCESSES AND APPARATUS THEREFOR

Plant growing systems and methods, and methods of making such systems

MATERIALS SUITABLE AS SUBSTITUTES FOR PEAT MOSS AND PROCESSES AND APPARATUS THEREFOR

Soil Conditioner Suitable as a Substitute for Sphagnum Peat Moss

Mont Handley

Entrepreneur-in-Residence, Associate Director, Commercialization and Manufacturing Excellence Center (CMEC) at Purdue NW
Greater Chicago Area

Summary

"I have great faith in a seed. Convince me that you have a seed there and I am prepared to expect wonders." H.D. Thoreau

Since successfully pitching and launching my first start-up company and product I have become enamored of the business and idea incubation process. Just like the seed in the quote above, new and innovative ideas and the novice entrepreneurs, inventors and innovators who produce those ideas need to be nurtured. If that happens successfully I am truly prepared to expect wonders out of those willing to take the risks and put in the time associated with business/product development.

Experience

Purdue University Northwest
Entrepreneur-in-Residence/Associate Director, Commercialization and Manufacturing Excellence Center
June 2016 - Present (8 years 11 months)
Hammond, Indiana

The commercialization aspects of CMEC will provide a path to economic development by leveraging the applied research aspects of Purdue University and the Northwest Indiana regional industrial base.

Plantennas, INC
Founder/Inventor, Interim CTO
October 2022 - Present (2 years 7 months)
Chicago/NWI

POTplugs Development Company, LLC is changing names to Plantennas. A Plantenna, U.S. patent number 10,834,877, is the only biodegradable fiber pot embedded with RFID technology that is available to a $30 Billion US Horticulture and Cannabis Market. Plantenna protects high-value plant inventories, from the propagation stage through the entire plant lifecycle, serving as an anti-infringement enforcement tool for patented plants.

Plantenna works with automated or robotic plant handling systems reducing human labor and making growers more efficient and profitable.

PittMoss®
Founder/Inventor, Member of the Board of Directors
July 2011 - Present (13 years 10 months)
Pittsburgh, PA

PittMoss® is a soil amendment and peat moss replacement made from recycled newspaper. The product is now commercially available throughout the Northeastern United States.

VisitPittsburgh
National Sales Director
November 2005 - March 2013 (7 years 5 months)

My role was to recruit national or regional meetings, conventions, seminars and/or symposiums to Pittsburgh and all of Allegheny County, Pennsylvania from National Association and Corporate clients.

South Shore Convention and Visitors Authority
Senior Sales Manager
May 2000 - November 2005 (5 years 7 months)
Hammond, IN

My role at South Shore/LCCVB was to recruit meetings, conventions and sporting events to Lake County, Indiana in suburban Chicago.

City of Portage, Indiana
Director of Planning and Environmental Services
January 1998 - May 2000 (2 years 5 months)
Portage, Indiana

Served as a grant writer and an environmental interpreter for the parks department in this Lake Michigan beach front community. My efforts earned a nearly $1M rails to trails grant for the Iron Horse Heritage Trail in addition to a grant to restore native Oak Savanna habitat in some remnant dunes.

Education

Purdue University
BA, History

U.S. Army

556th MP Co. Company Clerk, Military Police